                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR THE MONTH OF MAY 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The New SEAT Pagine Gialle securities referred to herein have not been,and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. New SEAT Pagine Gialle ordinary shares and New SEAT Pagine Gialle savings shares are intended to be made available within the United States in connection with the spin-off pursuant to an exemption from the registration requirements of the Securities Act.

PRESS RELEASE

The General Shareholders’ Meeting of Seat Pagine Gialle approves the spinoff and the Annual Report 2002

Milan, May 9, 2003 – The Extraordinary and Ordinary General Shareholders’ Meetings of Seat Pagine Gialle S.p.A. were held today in Milan, chaired by Riccardo Perissich. The Meetings approved the proportional spinoff project for the Directories Business Area and the Annual Report for the year ended December 31, 2002.

The Shareholders' Meeting also appointed Riccardo Perissich – co-opted by the Board of Directors on September 4, 2002 to replace Enrico Bondi who resigned – as member of the Board of Directors. During the Board Meeting held after the Shareholders’ Meeting, Riccardo Perisich was also elected as Chairman.

The Extraordinary Shareholders’ Meeting approved the partial proportional spinoff project of the Directories Business Area (telephone directories, directory assistance and business information), in favor of a newly incorporated company, as announced on April 1, 2003.

This transaction will lead to the creation of two independent companies, each focusing its industrial, financial and managerial resources on its core businesses. Two separate developments are in fact emerging in terms of activity, competition and characteristics of the potential market. On the one hand is the Directories line of business that provides answers to queries made via printed, online and telephone products and services, on the other hand the Internet and TV access and content services (and the supply of office products) represents the other line of business. Both sectors represent interesting development perspectives, including development in the broadband access and digital TV.

Details of the operation

The spinoff plan envisages the transfer to a newly established company (the spunoff company) of the directories and directory-assistance activities, including printed products, Pagine Gialle On Line and Kompass, as well as 89.24.24 Pronto Pagine Gialle, TDL Infomedia-Thomson Directories, Euredit, Telegate and the main Business Information activities - Consodata, Netcreations, Panadress.

•

Effective as of the date of spinoff, the company effecting the spinoff will change its corporate name to Telecom Italia Media S.p.A.. With a pro forma consolidated turnover for 2002 amounting to Euro 577 million in the Internet and Television markets (as well as office products), the company will strengthen its presence and visibility in such markets in full coordination with the strategy of the Telecom Italia Group. The net financial position of the split company (based on the pro forma consolidated balance sheet at December 31, 2002) shows a cash income balance of Euro 37 million.

•

Effective as of the date of the spinoff, the spunoff company will be called Seat Pagine Gialle S.p.A. and will have pro forma consolidated revenues for 2002 amounting to Euro 1,445 million. Pro forma net financial indebtedness amounted to Euro 717 million at December 31, 2002.

Based on the spinoff project, the share capital of the company effecting the spinoff will amount to no less than Euro 93,825,465.36; the share capital of the spunoff company will amount to a minimum of Euro 247,358,045.04.

The shares of the new Seat Pagine Gialle will be allocated to the shareholders of the company effecting the spinoff on a proportional basis as follows:

a)

for every 40 ordinary shares, that will be withdrawn and cancelled, shareholders will receive 11 ordinary shares of the company effecting the spinoff for a par value of Euro 0.03 each (equivalent to 0.275 ordinary shares of the company effecting the spinoff for each ordinary share prior to the spinoff operation) and 29 ordinary shares of the Spunoff Company for a par value of Euro 0.03 each (equivalent to 0.725 ordinary shares of the Spunoff Company for each ordinary share of the company effecting the spinoff prior to the spinoff operation);

b)

for every 40 savings shares, that will be withdrawn and cancelled, shareholders will receive 11 savings shares of the company effecting the spinoff for a par value of Euro 0.03 each (equivalent to 0.275 savings shares of the company effecting the spinoff for each savings share prior to the spinoff operation) and 29 savings shares of the Spunoff Company for a par value of Euro 0.03 each (equivalent to 0.725 savings shares of the Spunoff Company for each savings share of the company effecting the spinoff prior to the spinoff operation);

the share capital of the company effecting the spinoff will be proportionally reduced.

No currency adjustment is planned.

The shares of the Spunoff Company will also be listed on the Italian Stock Exchange: the effectiveness of the spinoff, that is scheduled to be carried out by the end of July, is conditioned upon the shares of the spunoff company (the new Seat Pagine Gialle) being accepted for listing.

***

Moreover, the Shareholders’ Meeting approved several amendments to the Company Bylaws, including the right of the Shareholders’ Meeting approving the annual report to satisfy capital rights of savings shareholders by drawing not only from net income for the year, but also by drawing from available reserves in case the company posts no income or insufficient income.

***

The Ordinary Meeting approved the Annual Report of the Parent Company Seat PG S.p.A. that, even though it did not show any net income, it recorded revenues amounting to Euro 1,152.3 million (+5.7% compared to 2001) deriving from the Italian Directory and Directory Assistance businesses, and to Internet access services.

At consolidated level, the Group’s consolidated revenues amounted to Euro 1,991, for a 1.7% increase compared to 2001. Net consolidated result was positive for Euro 13.8 million compared to a loss of Euro 313,3 million posted in 2001. Operating free cash flow amounted to Euro 326.3 million (Euro 90.2 million in 2001).

Gross operating profit increased by 33.6% to Euro 593 million in 2002 (equivalent to 29.8% of revenues) and operating income increased from Euro 31 million in 2001 to Euro 232 million in 2002.

Net financial indebtedness decreased from Euro 922 million to Euro 679.6 million and the work to restructure the group proceeded so that the number of operating companies dropped from 200 to about 100.

***

In order to permit savings shareholders to collect the privileged dividend for financial years 2001 and 2002, the Shareholders’ Meeting also approved the proposal to pay a dividend of Euro 0.003 for each of the 187,689,368 savings shares that have been issued, for a total of Euro 563,068.104, via withdrawal of this amount from the share premium account. This dividend will become payable as of May 22, 2003, ex-coupon May 19, 2003 and does not represent profit pursuant to Art. 44 of Presidential Decree 917 of December 22, 1986 and subsequent amendments, since it involves the distribution of reserves established with the share premium. Thus, no tax credit will be accrued as a consequence of the collection of the dividend.

***

It is noted that the announcement pursuant to Articles 77 and 83 of the Consob Regulation, approved with decision No. 11971/1999, regarding the need to make financial statements available to the public, will be published on May 11, 2003.

Telecom Italia Communication & Media Relations

Internet & Media Press Office:  +39.06.36882610

Comunicazione.stampa@seat.it

Seat PG Investor Relations: +39.06.5144.8424

Investor.relations@seat.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- SEAT's ability to obtain its shareholders' consent to the proposed spin-off;

- SEAT's ability to implement its business plan with respect to its remaining businesses, including asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- SEAT's ability to make any profits from the remaining business for the next two years at least;

- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- SEAT's ability to implement successfully its Internet strategy;

- New SEAT Pagine Gialle's ability to list the ordinary shares and savings shares on the Mercato Telematico of Borsa Italiana S.p.A.;

- New SEAT Pagine Gialle's ability to continue the successful operation of the spun-off businesses and to successfully integrate businesses that were recently acquired by SEAT Pagine Gialle;

- New SEAT Pagine Gialle's ability to achieve the expected return on investments and capital expenditures SEAT Pagine Gialle has made that are now being spun-off to New SEAT Pagine Gialle;

- New SEAT Pagine Gialle's ability to implement successfully its strategic plan;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Neither SEAT and New SEAT Pagine Gialle undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 9th, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer